CLASS A PLAN OF DISTRIBUTION PURSUANT TO RULE 12B-1

THE CALVERT FUND

ADDENDUM TO SCHEDULE

Calvert Strategic Income Fund

Class A Distribution Plan expenses incurred by Calvert Strategic Income Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of the Fund’s daily net assets.

Effective Date: December 30, 2011